

August 8, 2012

Via E-mail
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland  21202

> **Re:  Legg Mason, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 25, 2012**
> **Response dated August 1, 2012**
> **File No. 1-8529**

Dear Mr. Nachtwey:

We have reviewed your response letter dated August 1, 2012, and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Business Environment and Results of Operations, page 24
Investment Performance, page 27

1. We note your response to comment 2 in our letter dated July 18, 2012.  While we understand providing performance information requested at the fund level would be cumbersome and would most likely not provide investors with useful information, it remains unclear why providing investors with the requested composite returns information for your investment strategies (i.e., large cap equity, small cap equity, et cetera), would not provide useful information.  We note that several of your competitors provide the requested information in their periodic reports.  As such, we continue to request that you disclose your investment strategies' composite returns, net of management fees, for the one, three and five year periods as of the end of your most recently completed fiscal year and/or quarter end, and from each investment strategy's inception, compared to their applicable benchmarks.  If you

continue to believe that this information is of no use to investors, we request that you expand upon your current disclosures to provide the following additional information:
- a listing of your investment objectives by asset class in a table format;
- the categories of investment vehicles sold by your principal distribution channels in a table format;
- the percentage of your AUM that have performed ahead of the benchmark comparison at the subset level of your three asset classes;
- the percentage of your AUM that have performed ahead of the corresponding peer group medians at the subset level of your three asset classes;
- rollforward and analysis of AUM by distribution channel for each period presented; and
- rollforward and analysis of AUM by client domicile for each period presented.

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

2. We note your response to comment 8 in our letter dated July 18, 2012. To help us better understand your conclusion that the estimated fair value of your one reporting unit exceeds the carrying value by more than 51% as of December 31, 2011, considering your market capitalization was less than total stockholders' equity by 39.9% as of December 31, 2011, please address the following:
- We note your reference to the disclosures you provided in your fiscal year 2009 Form 10-K regarding the use of a control premium to bridge the gap between the estimated fair value of your reporting unit and your market capitalization. However, this disclosure was discontinued beginning with your fiscal year 2010 Form 10-K even though total stockholders' equity continued to exceed market capitalization. Please provide us with the disclosure you intend to include in your next periodic report to explain to investors how you estimated the reasonable control premium considered in your last goodwill impairment test, and confirm to us that you will continue to provide investors with an explanation for the control premium estimated for future goodwill impairment tests to the extent that total stockholders' equity exceeds market capitalization. Otherwise, please explain to us how you determined the estimate of a control premium is not a material estimate as of your most recent goodwill impairment testing date.
- Please provide us with the report you used to assess your estimated control premium for your most recent impairment test. Please also explain to us how you considered your specific facts and circumstances when comparing the information related to recent transactions.
- Please provide us with your reconciliation of the estimated fair value of your reporting unit as of your most recent goodwill impairment testing date and your market capitalization. In this regard, your disclosures in the fiscal year 2012 Form 10-K indicate the only difference is the control premium. However, your response notes that corporate costs and debt are excluded from the estimated fair value of the reporting unit and are also contributing to the difference. Further, please confirm that you will revise your disclosure in future filings to disclose the other reconciling factors between the estimated fair value of your reporting unit and market capitalization. Please provide us with the disclosure you intend to include in your next periodic report.

- As previously requested, please provide us with your detailed discounted cash flow calculations you prepared as of your most recent goodwill impairment testing date. It should be clear from the documents you provide to us that you are testing goodwill for impairment in the same manner as described in your disclosures. Please also help us understand the material assumptions you made in the discounted cash flow calculations and how you determined these assumptions were reasonable.

## 9.  Commitments and Contingencies, page 81

3. We note your response to comment 14 in our letter dated July 18, 2012, and the disclosures you provided in Note 8 to your first quarter of fiscal year 2013 Form 10-Q. Specifically, we note your statements: "The ultimate resolution of other matters…cannot be currently determined. In the opinion of management and after consultation with legal counsel, due to the preliminary nature of these matters, Legg Mason is currently unable to estimate the amount or range of reasonably possible losses from these matters…" There is a concern that your reference to not being able to determine the ultimate resolution of the other matters is the sole basis for your inability to provide the amount or range of reasonably possible loss in excess of accrual. While we understand that there are uncertainties associated with estimating the amount or range of reasonably possible loss in excess of accrual, ASC 450-20-50 does not require the estimate to be precise. As such, we continue to request that you revise your disclosure in future filings to disclose an estimate of the reasonably possible loss or range of loss, or, if true, state that the estimate is immaterial in lieu of providing quantified amounts. If you continue to conclude that you cannot estimate the reasonably possible additional loss or range of loss, please ensure that it is clear this inability is not due to the lack of knowing the ultimate outcome. Also, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please note that you may provide your quantified disclosures on an aggregated basis. Please include your proposed disclosures in your response.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief